EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 30 2007
WASH. D.C.
203

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN.522/2007

August 30, 2007

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07026706

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Aug 30, 07

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/19

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. CN. 2080/2007

August 30, 2007

To : The President

The Stock Exchange of Thailand

Subject : Interim Dividend Payment for the First-Half of 2007 Operating Results

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 8/2550 held on August 30, 2007 has resolved to approve the interim dividend payment for the first-half of 2007 operating results at the rate of Baht 0.50 per share, totaling Baht 1,193,984,656.50 to the shareholders registered in the Register of Shareholders on September 13, 2007 at 12.00 hours, and will pay the dividend on September 27, 2007.

The Board of Directors deemed the rate of dividend specified above appropriate, which is the rate equivalent to a payout of 15% of the first-half of 2007 net profit. At the same time, the Bank's capital fund will remain strong to accommodate continuous growth and business expansion.

Please be informed accordingly.

Yours sincerely,

KASIKORNBANK PCL

Executive Secretary and Shareholder Registration Unit
Corporate Communication and Administration Department
Tel. 0-2470-2664-7

END